Exhibit 99.1

NYSE American: GPL | TSX: GPR

NEWS RELEASE

Great Panther Receives Favourable Recommendations from Independent Proxy Advisory Firms Glass Lewis and ISS for All Resolutions at the Upcoming Annual General Meeting

Vancouver – June 9, 2020 – Great Panther Mining Limited (TSX: GPR. NYSE-A: GPL) (“Great Panther” or “the Company”) reports that Glass Lewis & Co. and Institutional Shareholder Services have both recommended that shareholders vote FOR all proposed items to be considered at the upcoming Annual General Meeting of Shareholders of the Company (“the AGM”).

GREAT PANTHER ANNUAL GENERAL MEETING

The AGM is scheduled for 11.00am PDT on Wednesday, June 24, 2020. This year, the AGM will be held in a virtual format via live webcast. By participating online, shareholders will be able to listen to a live audio cast of the meeting, ask questions online and submit votes in real time. A virtual AGM user guide is available on the Company’s website here. The AGM can be accessed as follows:

Login: https://web.lumiagm.com/g#/228243688/

Meeting ID: 228243688

Password: panther2020

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YOUR VOTE IS IMPORTANT – PLEASE VOTE TODAY

The proxy voting deadline is 11.00am PDT on Monday, June 22, 2020

Great Panther’s Board of Directors recommends that shareholders vote FOR all proposed resolutions

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HOW TO VOTE

	Beneficial Shareholders Shares held with a broker, bank or other intermediary.	Registered Shareholders Shares held in own name and represented by a physical certificate.
Internet	www.proxyvote.com	www.investorvote.com
Phone	Call the number(s) listed on the voting instruction form and vote using the control number provided therein.	1-866-732-8683
Mail	Return the voting instruction form in the enclosed postage paid envelope.	Return the form of proxy in the enclosed postage paid envelope.

Shareholders are encouraged to read the meeting materials which provide more information on the resolutions. These have been filed on SEDAR (www.sedar.com) and are on Great Panther’s website at www.greatpanther.com/investors/reports-filings/agm/

SHAREHOLDER QUESTIONS

Great Panther shareholders who require assistance with voting their shares can contact the Company’s proxy solicitation agent, Laurel Hill Advisory Group:

North America toll free: 1-877-452-7184

Collect calls outside North America: 1-416-304-0211

email: assistance@laurelhill.com

ABOUT GREAT PANTHER

Great Panther Mining Limited is a Vancouver-based intermediate gold and silver mining and exploration company. Great Panther’s operations include the Tucano Gold Mine in Brazil, and the Topia Mine and Guanajuato Mine Complex, comprising the San Ignacio and Guanajuato mines, in Mexico. It also owns the Coricancha Mine in Peru which is currently on care and maintenance. Great Panther trades on the Toronto Stock Exchange trading under the symbol GPR, and on the NYSE American under the symbol GPL.

For more information please contact:

Meghan Brown

Vice President, Investor Relations

tel: 778 899 0518

mobile: 236 558 4485

email: mbrown@greatpanther.com

web: www.greatpanther.com

1330 - 200 Granville Street | Vancouver, Canada V6C 1S4 | greatpanther.com	2